                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549



                               AMENDMENT NO. 4 TO
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                             StreamLogic Corporation
                   ------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                   ------------------------------------------
                         (Title of Class of Securities)

                                   863238 10 1
                   ------------------------------------------
                                 (CUSIP Number)

                                   Norman Fong
                         185 Constitution Drive, Suite A
                              Menlo Park, CA 94025
                              Tel:  (415) 463-3500
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                              December 18, 19, 1996
       -------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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                            CUSIP Number 863238 10 1
-------------------------------------------------------------------------------

1) Name of Reporting Persons.           Norman Fong
   S.S. or I.R.S. Identification        (No social security or other
   Nos. of Above Persons                IRS Identification number
                                             required)
-------------------------------------------------------------------------------

2) Check the Appropriate Box if         (a)________
   a Member of a Group (see             (b)________
   Instructions)                           Not Applicable
-------------------------------------------------------------------------------

3) SEC Use Only

-------------------------------------------------------------------------------

4) Source of Funds                      SC
(See Instructions)
-------------------------------------------------------------------------------

5) Check if Disclosure of Legal
   Proceedings is Required              Not Applicable
   Pursuant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------

6) Citizenship or Place of              United States
   Organization
-------------------------------------------------------------------------------

Number of Shares Beneficially           (7) Sole Voting Power             None
Owned by Each Reporting                 ---------------------------------------
Person With                             (8) Shared Voting Power      1,642,123
                                        ---------------------------------------
                                        (9) Sole Dispositive Power        None
                                        ---------------------------------------
                                       (10) Shared Dispositive Power 1,642,123
                                       ----------------------------------------
-------------------------------------------------------------------------------

11) Aggregate Amount Beneficially       1,642,123 shares
    Owned by Each Reporting Person
-------------------------------------------------------------------------------

12) Check if the Aggregate Amount       Not Applicable
    in Row (11) Excludes Certain
    Shares (See Instructions)
-------------------------------------------------------------------------------

13) Percent of Class Represented        8.9%
    by Amount in Row (11)
-------------------------------------------------------------------------------

14) Type of Reporting Person            IN
    (See Instructions)
-------------------------------------------------------------------------------

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                            CUSIP Number 863238 10 1
-------------------------------------------------------------------------------

1) Name of Reporting Persons.           FWB Software, Inc.
   S.S. or I.R.S. Identification        (No social security or other
   Nos. of Above Persons                IRS Identification number
                                             required)
-------------------------------------------------------------------------------

2) Check the Appropriate Box if         (a)________
   a Member of a Group (see             (b)________
   Instructions)                           Not Applicable
-------------------------------------------------------------------------------

3) SEC Use Only

-------------------------------------------------------------------------------

4) Source of Funds                      SC
(See Instructions)
-------------------------------------------------------------------------------

5) Check if Disclosure of Legal
   Proceedings is Required              Not Applicable
   Pursuant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------

6) Citizenship or Place of              California
   Organization
-------------------------------------------------------------------------------

Number of Shares Beneficially           (7) Sole Voting Power             None
Owned by Each Reporting                 ---------------------------------------
Person With                             (8) Shared Voting Power      1,642,123
                                        ---------------------------------------
                                        (9) Sole Dispositive Power        None
                                        ---------------------------------------
                                       (10) Shared Dispositive Power 1,642,123
                                       ----------------------------------------
-------------------------------------------------------------------------------

11) Aggregate Amount Beneficially       1,642,123 shares
    Owned by Each Reporting Person
-------------------------------------------------------------------------------

12) Check if the Aggregate Amount       Not Applicable
    in Row (11) Excludes Certain
    Shares (See Instructions)
-------------------------------------------------------------------------------

13) Percent of Class Represented        8.9%
    by Amount in Row (11)
-------------------------------------------------------------------------------

14) Type of Reporting Person            CO
    (See Instructions)
-------------------------------------------------------------------------------

                            CUSIP Number 863238 10 1
-------------------------------------------------------------------------------

1) Name of Reporting Persons.           FWB Software, LLC
   S.S. or I.R.S. Identification        (No social security or other
   Nos. of Above Persons                IRS Identification number
                                             required)
-------------------------------------------------------------------------------

2) Check the Appropriate Box if         (a)________
   a Member of a Group (see             (b)________
   Instructions)                           Not Applicable
-------------------------------------------------------------------------------

3) SEC Use Only

-------------------------------------------------------------------------------

4) Source of Funds                      SC
(See Instructions)
-------------------------------------------------------------------------------

5) Check if Disclosure of Legal
   Proceedings is Required              Not Applicable
   Pursuant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------

6) Citizenship or Place of              California
   Organization
-------------------------------------------------------------------------------

Number of Shares Beneficially           (7) Sole Voting Power             None
Owned by Each Reporting                 ---------------------------------------
Person With                             (8) Shared Voting Power      1,642,123
                                        ---------------------------------------
                                        (9) Sole Dispositive Power        None
                                        ---------------------------------------
                                       (10) Shared Dispositive Power 1,642,123
                                       ----------------------------------------
-------------------------------------------------------------------------------

11) Aggregate Amount Beneficially       1,642,123 shares
    Owned by Each Reporting Person
-------------------------------------------------------------------------------

12) Check if the Aggregate Amount       Not Applicable
    in Row (11) Excludes Certain
    Shares (See Instructions)
-------------------------------------------------------------------------------

13) Percent of Class Represented        8.9%
    by Amount in Row (11)
-------------------------------------------------------------------------------

14) Type of Reporting Person            OO
    (See Instructions)
-------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER.

          The class of equity securities to which this Schedule 13D relates is the common stock, par value $1.00 (the "Common Stock"), issued by StreamLogic Corporation (the "Issuer"), whose executive offices are located at 21329 Nordhoff Street, Chatsworth, California 91311.

ITEM 2.   IDENTITY AND BACKGROUND.

          The undersigned are filing this Amendment No. 4 to Schedule 13D to report that the undersigned have sold 55,000 shares of the issuer on December 18, and 650,000 shares on December 19, 1996.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          No change from Amendment No. 1.

ITEM 4.   PURPOSE OF TRANSACTION.

          The Reporting Persons hold the Shares for investment. The Reporting Persons presently intend to continue to dispose of some or all of the Shares, and presently do not intend to acquire any further shares.

          The Reporting Persons do not have any plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) As of the date of this filing, the Reporting Persons beneficially own (as that term is defined in Rule 13d-3) 1,642,123 shares of Common Stock, representing approximately 8.9% of the total number of shares of Common Stock outstanding immediately following the contribution of the Shares to the LLC, according to information provided by Issuer. The record owner of such shares is the LLC.
          (b) The Reporting Persons together have sole voting and dispositive power with respect to the Shares.

          (c)  None.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends, from, or the proceeds from the sale of, the Shares.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          None

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          None

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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, we each certify that the information set forth in this statement is true, complete and correct. This statement is filed on behalf of each of the undersigned.

                                        December 20, 1996

                                                  /s/ Norman Fong
                                        ------------------------------------
                                        Norman Fong


                                        FWB SOFTWARE, INC.

                                        By:       /s/ Norman Fong
                                             -------------------------------
                                        Its:      President
                                             ------------------------------
          -

                                        FWB SOFTWARE, LLC

                                        By:  FWB Software, Inc., itsmanager

                                        By:       /s/ Norman Fong
                                             -------------------------------
                                          Its:    President
                                              ------------------------------

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                             JOINT FILING AGREEMENT

The undersigned hereby agree that the attached statement on Schedule 13D is filed on behalf of each of them.


                                        December 20, 1996

                                                  /s/ Norman Fong
                                        ------------------------------------
                                        Norman Fong


                                        FWB SOFTWARE, INC.

                                        By:       /s/  Norman Fong
                                           ---------------------------------
                                        Its:      President
                                           ---------------------------------

                                        FWB SOFTWARE, LLC

                                        By:  FWB Software, Inc., its manager

                                        By:       /s/ Norman Fong
                                            --------------------------------
                                        Its:      President
                                            --------------------------------